UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 4, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share code: SGL ISIN: ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
CAUTIONARY ANNOUNCEMENT
Sibanye shareholders are advised that the Company is in negotiations with Anglo American Platinum
Limited (“AAP”) regarding the potential acquisition of the Rustenburg mining and concentrating operations from AAP (“the Proposed Transaction”). The Proposed Transaction if successfully concluded may have an effect on the price at which the Company’s securities trade on the JSE Limited and its ADR’s on the NYSE.
No further detail can be provided at this stage and it is possible that no transaction will be consummated.
Accordingly, Sibanye shareholders are advised to exercise caution when dealing in their Sibanye shares until a further announcement is made.
Johannesburg
3 September 2015
Sponsor
IMPORTANT INFORMATION
This announcement is not an offer.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
This announcement includes certain various “forward-looking statements” that reﬂect the current views or expectations of Sibanye with respect to future events. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation, those concerning a potential transaction between Sibanye and AAP. These forward-looking statements are not based on historical facts, but rather reﬂect Sibanye’s current expectations concerning future events and generally may be identiﬁed by the use of forward-looking words or phrases such as “believe”, “expect”, “anticipate”, “intend”, “should”, “planned”, “may”,
“potential” or similar words and phrases.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 4, 2015
By:           /s/ Charl Keyter
Name:    Charl Keyter
Title:       Chief Financial Officer